Exhibit 99.1
Shanda Games Limited to Hold 2010 Annual General Meeting
on October 22, 2010
Shanghai, September 22, 2010 — Shanda Games Limited (NASDAQ: GAME) (the “Company”), a leading online game developer, operator and publisher in China, today announced that it will hold its 2010 annual general meeting of shareholders at the Island Shangri-La Hotel, at Pacific Place, Supreme Court Road, Central, Hong Kong on October 22, 2010 at 2 p.m., local time.
Holders of record of ordinary shares of the Company at the close of business on September 22, 2010 (the “Record Date”) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Each holder of Class A ordinary shares of the Company shall be entitled to one (1) vote in respect of each Class A ordinary share held by him on the Record Date. Each holder of Class B ordinary shares of the Company shall be entitled to ten (10) votes in respect of each Class B ordinary share held by him on the Record Date.
Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.
The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.shandagames.com/agm.cfm.
About Shanda Games
Shanda Games Limited (Nasdaq:GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com